TAYLOR MORRISON HOME CORPORATION

4900 N. Scottsdale Road, Suite 2000

Scottsdale, AZ 85251

May 4, 2015

VIA EDGAR

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street

N.W. Washington, D.C. 20549

Attention: Pamela Long

Taylor Morrison Home Corporation

Registration Statement on

Form S-3 (File No. 333-202434)

Dear Ms. Long:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement on Form S-3 relating to the registration of 1,401,296 shares of Class A common stock, par value $0.00001 per share, of Taylor Morrison Home Corporation (the “Company”) be accelerated to May 6, 2015 at 3:00 p.m. Eastern time or as soon thereafter as may be practicable.

The Company hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the Staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact John C. Kennedy of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3025.

*****

Very truly yours,

By:	/s/ Darrell C. Sherman
Name: Darrell C. Sherman
Title: General Counsel and Vice President